Exhibit 99.1

Foresight: Eye-Net Secures $2.75 Million Investment Reflecting $45 Million Valuation

Ness Ziona, Israel – March 11, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that it and its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), have entered into definitive agreements with institutional and private investors for an investment in Eye-Net, based on an Eye-Net pre-money valuation of $45 million. The gross proceeds of the investment will be approximately $2.75 million, before deducting finders’ fees and other estimated offering expenses.

The investment will be executed through the direct purchase of approx. 5.8% of Eye-Net’s ordinary shares. Eye-Net granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, Foresight agreed to issue warrants to purchase American Depositary Shares (“ADSs”), each representing 30 ordinary shares of Foresight, as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS, exercisable until the later of June 30, 2025 or 90 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 6,111,111 ADSs, and (ii) Series B Warrants to purchase ADSs at an exercise price per ADS equal to 125% of the most recent price of the ADSs on Nasdaq known at the closing of the transaction (the “Closing ADS Price”), exercisable for a 24 month period following the closing, for a number of ADSs equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the Closing ADS Price

The Series A Warrants and Series B Warrants will not be listed for trade; however, Foresight will file a resale registration statement with the SEC to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series B Warrants (“Registration Statement”).

An investment of $2.1 million out of the total investment amount was completed today, with the remaining balance expected to close on or about March 13, 2025, contingent upon the fulfillment of conditions customary for such transactions, including obtaining appropriate regulatory approvals and accuracy of representations and warranties. Eye Net intends to use the net proceeds of this offering for working capital and other general corporate purposes.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 506(b) of Regulation D promulgated thereunder and/or Regulation S. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eye-Net

Eye-Net develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Foresight Changzhou Automotive Ltd., Foresight develops “in-line-of-sight” vision systems, while Eye-Net Mobile Ltd. develops “beyond-line-of-sight” accident-prevention solutions. Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected closing of the offering and the anticipated use of proceeds. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654